Aon plc
122 Leadenhall Street
London
EC3V 4AN

August 30, 2018

VIA EDGAR

Mr. James Rosenberg and Ms. Christine Torney

Office of Healthcare & Insurance

U.S. Securities and Exchange Commission

100 F Street, N. E.

Washington, D. C. 20549

Re:	Aon plc
Form 10-K for the Year Ended December 31, 2017
Filed February 20, 2018
Form 10-Q for the Quarterly Period Ended June 30, 2018
Filed July 27, 2018
File No. 001-07933

Mr. Rosenberg and Ms. Torney,

On behalf of Aon plc and its controlled subsidiaries1 (“Aon” or the “Company”) set forth below are the Company’s supplemental responses to the comments contained in the letter that the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) delivered via e-mail on August 16, 2018 (the “Comment Letter”). For your convenience, each of the Staff’s comments is set forth in italics before each response.

Comment

Form 10-Q for the Quarterly Period Ended June 30, 2018

Notes to Condensed Consolidated Financial Statements (Unaudited)

3. Revenue from Contracts with Customers, page 12

1.	Regarding your disclosures for revenue from contracts with customers, please tell us your consideration of disclosing the following:

•	A more detailed description of your significant payment terms than a statement that they are consistent with current industry practices. See ASC 606-10-50-12b.

•

For methods used to recognize revenue over time, a description of the output methods or input methods used and why the methods used provide a faithful depiction of the transfer of services with linkage to the type of revenue discussed in the sentences that begin with either, “Revenue primarily includes…,” or “Revenue consists primarily of…” See ASC 606-10-50-18.

•

For performance obligations satisfied at a point in time, a description of the significant judgments made in determining when a customer obtains control over services promised by the Company with linkage to the type of revenue discussed in the sentences that begin with either, “Revenue primarily includes…” or “Revenue consists primarily of…” See ASC 606-10-50-19.

[1]	This term includes the controlled subsidiaries of Aon plc and excludes legal entities in which Aon plc has a minority ownership interest and does not otherwise have legal control.

•

For revenue lines Commercial Risk Solutions and Health Solutions, disclosures related to significant judgments in determining the transaction price for the revenues recorded “net of allowances for estimated policy cancellations” and “net of reserves for estimated cancellations”, respectively. See ASC 606-10-50-17 and -20.

Response

A more detailed description of your significant payment terms than a statement that they are consistent with current industry practices. See ASC 606-10-50-12b.

ASC 606-10-50-12(b) requires disclosure information about an entity’s performance obligations, including significant payment terms.

On page 12 of Aon’s Form 10-Q for the Quarterly Period Ended June 30, 2018, the Company states that payment terms are consistent with current industry practices. The Company discloses in the Disaggregation of Revenue on pages 12 and 13 the nature of revenue payments, primarily commissions, compensation from insurance and reinsurance companies for services provided to them, and fees from clients depending on the arrangement and service line. Significant financing components are typically not present in Aon’s arrangements, and therefore, were not included in the disclosure.

In response to the Staff’s comments, beginning with the Company’s Form 10-Q filing for the quarter ended September 30, 2018, Aon will supplement its disclosure in our Revenue from Contracts with Customers Note to the Condensed Consolidated Financial Statements to indicate that significant financing components are typically not present in Aon’s arrangements and to describe payment terms, including the timing of payment terms. For example, for the Commercial Risk Solutions revenue line, the Company will disclose “Commissions and fees for brokerage services may be invoiced at the effective date of the underlying policy or over the term of the arrangement in instalments during the policy period.” Similar language outlining typical payment terms for each revenue line will be included in the Revenue from Contracts with Customers Note beginning with the Company’s Form 10-Q filing for the quarter ended September 30, 2018.

For methods used to recognize revenue over time, a description of the output methods or input methods used and why the methods used provide a faithful depiction of the transfer of services with linkage to the type of revenue discussed in the sentences that begin with either, “Revenue primarily includes…,” or “Revenue consists primarily of…” See ASC 606-10-50-18.

ASC 606-10-50-18 require disclosure of the following for performance obligations satisfied over time:

a.	The methods used to recognize revenue (for example, a description of the output methods or input methods used and how those methods are applied)

b.	An explanation of why the methods used provide a faithful depiction of the transfer of goods or services.

The Company considered the disclosure requirements of ASC 606-10-50-18 related to performance obligations satisfied over time, including the materiality of such arrangements, when disclosing qualitative information related to revenue from contracts with customers. Retirement Solutions and Data & Analytic Services revenue lines include arrangements that are typically recognized over time, and therefore, additional information was incorporated in the disclosure to indicate that revenue will be recognized based on a measure of progress that depicts the transfer of control of the services to the customer utilizing an appropriate input or output measure. A limited number of arrangements are recognized over time for the Commercial Risk Solutions, Reinsurance Solutions, and Health Solutions revenue lines are not deemed material, and therefore, were not described further in the disclosures. Accordingly, the Company considered that the current disclosures related to arrangements recognized over time were appropriate.

In response to the Staff’s comments, beginning with the Company’s Form 10-Q filing for the quarter ended September 30, 2018, Aon will supplement its disclosure in our Revenue from Contracts with Customers Note to the Condensed Consolidated Financial Statements to further describe the inputs and output methods used and why the methods used provide a faithful depiction of the transfer of services. For example, for the Retirement Solutions revenue line, the following language noted in bolded text will be reflected in the disclosure on a prospective basis: “Revenue recognized for these arrangements are typically recognized over the term of the arrangement based on input or output measures to depict the transfer of control of the services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services, or for certain arrangements at a point-in-time upon completion of the service. For consulting arrangements recognized over-time, revenue will be recognized based on a measure of progress that depicts the transfer of control of the services to the customer, utilizing an appropriate input or output measure to provide a reasonable assessment of the progress towards completion of the performance obligation including units delivered or time elapsed. Fees paid by clients for consulting services are typically charged on an hourly, project or fixed-fee basis, and revenue for these arrangements is typically recognized based on time incurred, days elapsed, or reports delivered. Revenues from time-and-materials or cost-plus arrangements are recognized as services are performed using input or output measures to provide a reasonable assessment of the progress towards completion of the performance obligation including hours worked, and revenue for these arrangements is typically recognized based on time and materials incurred. Reimbursements received for out-of-pocket expenses are recorded as a component of revenue.” Similar, relevant language will be added to the description of each of the five revenue lines in the Revenue from Contracts with Customers Note in the Company’s Form 10-Q filing for the quarter ended September 30, 2018.

For performance obligations satisfied at a point in time, a description of the significant judgments made in determining when a customer obtains control over services promised by the Company with linkage to the type of revenue discussed in the sentences that begin with either, “Revenue primarily includes…” or “Revenue consists primarily of…” See ASC 606-10-50-19.

The Company considered the requirements of ASC 606-10-50-19, which requires disclosure of significant judgments made in evaluating when a customer obtains control of promised goods or services for performance obligations satisfied at a point in time.

For retail and reinsurance brokerage, the service promised to the customer is placement of an effective insurance or reinsurance policy, respectively. Accordingly, at the completion of the insurance or reinsurance policy placement process and once coverage is effective, the customer has obtained control over the services promised by the Company on such coverage effective date. Judgment is not typically required when identifying the effective date of coverage.

The Company discloses situations where revenue is recognized at a point in time, typically at the effective date of the underlying policy or upon completion of services to be provided to the client, which is most prevalent within the Commercial Risk Solutions, Reinsurance Solutions, and Health Solutions revenue lines and included in the relevant disclosures related to each of these revenue lines.

In response to the Staff’s comments, beginning with the Company’s Form 10-Q filing for the quarter ended September 30, 2018, Aon will supplement its disclosure in the Revenue from Contracts with Customers Note to clarify the transfer of control related to insurance and reinsurance brokerage arrangements as follows: “In Aon’s capacity as an insurance and reinsurance broker, the service promised to the customer is placement of an effective insurance or reinsurance policy, respectively. At the completion of the insurance or reinsurance policy placement process once coverage is effective, the customer has obtained control over the services promised by the Company. Judgment is not typically required when assessing whether the coverage is effective.”

For revenue lines Commercial Risk Solutions and Health Solutions, disclosures related to significant judgments in determining the transaction price for the revenues recorded “net of allowances for estimated policy cancellations” and “net of reserves for estimated cancellations”, respectively. See ASC 606-10-50-17 and -20.

ASC 606-10-50-17 requires an entity to disclose the judgments, and changes in the judgments, made in applying the guidance in ASC 606 that significantly affect the determination of the amount and timing of revenue from contracts with customers. In particular, an entity shall disclose the judgments, and changes in the judgments, used in determining both the timing of satisfaction of performance obligations and the transaction price and the amounts allocated to performance obligations.

ASC 606-10-50-20 requires that an entity disclose information about the methods, inputs, and assumptions used for the following:

a.

Determining the transaction price, which includes, but is not limited to, estimating variable consideration, adjusting the consideration for the effects of the time value of money, and measuring noncash consideration

When addressing the disclosure requirements of ASC 606-10-50-17 and ASC 606-10-50-20, the Company considered that allowances for estimated policy cancellations and reserves for estimated cancellations in the Commercial Risk Solutions and Health Solutions revenue lines, respectively, are not material to the Company’s Consolidated Financial Statements as the total reserve for policy cancellations was less than 0.3% of revenue for the annual period ended December 31, 2017. Therefore, the Company did not believe these constitute a significant judgement in determining the transaction price and did not include further disclosure. Additionally, it is standard industry practice to recognize a policy cancellation reserve for typical brokerage arrangements, and therefore was included in the disclosure to indicate consistency within the Company’s industry.The Company continues to believe that the current disclosures are appropriate.

Comment

2.

We note that you recognize certain revenues at a point in time and certain revenues over time. Please tell us your consideration of disaggregating revenues by this distinction. Refer to ASC 606-10-55-91f.

Response

ASC 606-10-55-90 describes that when selecting the type of category (or categories) to use to disaggregate revenue, an entity should consider how information about the entity’s revenue has been presented for other purposes, including all of the following:

a.	Disclosures presented outside the financial statements (for example, in earnings releases, annual reports, or investor presentations),

b.	Information regularly reviewed by the chief operating decision maker for evaluating the financial performance of operating segments

c.

Other information that is similar to the types of information identified in (a) and (b) and that is used by the entity or users of the entity’s financial statements to evaluate the entity’s financial performance or make resource allocation decisions.

ASC 606-10-55-91f provides examples of disaggregation of revenue categories that might be appropriate including, but are not limited to, all of the following:

a.	Type of good or service (for example, major product lines)

b.	Geographical region (for example, country or region)

c.	Market or type of customer (for example, government and nongovernment customers)

d.	Type of contract (for example, fixed-price and time-and-materials contracts)

e.	Contract duration (for example, short-term and long-term contracts)

f.	Timing of transfer of goods or services (for example, revenue from goods or services transferred to customers at a point in time and revenue from goods or services transferred over time)

g.	Sales channels (for example, goods sold directly to consumers and goods sold through intermediaries).

The Company considered the most appropriate categories for users of our financial statements in accordance with ASC 606-10-55-90 and ASC 606-10-55-91. The Company determined that the appropriate categories for disaggregation of revenue are the type of good or service and geographical region based on the guidance in ASC 606-10-55-90. As part of this analysis, the Company considered the various criteria found in ASC 606-10-55-90 and noted that disaggregation of revenues at a point in time and over time is not typically presented externally, used by the chief operating decision maker when evaluating financial performance, or used by the Company to evaluate the financial performance or make resource allocation decisions. Furthermore, because Aon presents revenue on a disaggregated basis for the five primary revenue lines, each of which has a predominant pattern of revenue recognition timing, further disaggregation based on the timing of recognition was not considered to add additional insight for users of the Company’s financial statements.

Please do not hesitate to call me at (312) 381-1562 if you have any questions regarding this letter.

Best regards,

/s/ Molly Moore Johnson
Molly Moore Johnson
Assistant General Counsel and Assistant Corporate Secretary